Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2026

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30,	December 31,
	2026	2025
Current assets
Cash and cash equivalents	$1,635	$2,797
Accounts receivable and other receivables	9,358	8,070
Deposits and prepaid expenses	928	769
Fair value of commodity contracts (Note 3)	-	393
	11,921	12,029

Non-current assets
Property, plant and equipment (Note 5)	294,627	280,172
Right of use assets (Note 6)	1,567	1,741
	296,194	281,913

Total assets	$308,115	$293,942

Current liabilities
Accounts payable and other payables (Note 4)	$24,525	$23,183
Lease liabilities	1,335	1,419
Fair value of commodity contracts (Note 3)	143	-
	26,003	24,602

Non-current liabilities
Loans and borrowings (Note 8)	43,749	48,757
Asset retirement obligations, net	2,428	2,259
Deferred income taxes	17,871	14,083
Lease liabilities	286	365
Fair value of commodity contracts (Note 3)	8	-
	64,342	65,464

Equity
Shareholders’ capital	295,898	294,300
Treasury stock	(75)	(202)
Contributed surplus	25,855	26,183
Accumulated deficit	(103,908)	(116,405)
	217,770	203,876

Total equity and liabilities	$308,115	$293,942

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$22,542	$10,788	$42,111	$27,160
Other income	1	325	1	326
	22,543	11,113	42,112	27,486
Expenses
Production and operating expenses	3,377	1,738	6,311	3,965
Depletion, depreciation and amortization (Note 5,6)	5,096	3,516	10,141	7,579
General and administrative expenses	1,577	1,409	3,100	2,734
Stock based compensation (Note 9)	928	488	1,293	725
	10,978	7,151	20,845	15,003

Finance income
Realized gain on financial commodity contracts (Note 3)	-	40	-	40
Unrealized gain on financial commodity contracts (Note 3)	2,150	490	-	455
Interest income	-	8	2	16
Foreign exchange gain	3	2	2	1
	2,153	540	4	512

Finance expense
Realized loss on financial commodity contracts (Note 3)	1,154	-	1,448	-
Unrealized loss on financial commodity contracts (Note 3)	-	-	727	-
Interest on loans and borrowings	1,225	640	2,282	1,336
Accretion expense	63	73	130	124
	2,442	713	4,587	1,460

Net income before income taxes	11,276	3,789	16,684	11,535
Income tax expense	2,806	936	4,187	2,917

Net income and comprehensive income	$8,470	$2,853	$12,497	$8,618

Basic net income per share (Note 7)	$0.24	$0.08	$0.35	$0.24
Diluted net income per share (Note 7)	$0.23	$0.08	$0.35	$0.24

See accompanying notes to the unaudited condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars, except number of shares)

	Share Capital		Treasury Stock		Contributed		Total
	Shares	Amount	Shares	Amount	Surplus	Deficit	Equity

Balance at January 1, 2026	35,471,833	$294,300	(44,075)	$(202)	$26,183	$(116,405)	$203,876
Stock based compensation	-	-	-	-	1,433	-	1,433
Stock options exercised (Note 9)	97,667	279	-	-	(133)	-	146
Restricted stock issued (Note 9)	302,457	1,723	-	-	(1,723)	-	-
Treasury share purchases	-	-	(68,684)	(277)	-	-	(277)
Retirement of treasury shares	(97,759)	(404)	97,759	404	-	-	-
Stock based compensation reserve for income taxes			-	-	95	-	95
Net income	-	-	-	-	-	12,497	12,497
Balance at June 30, 2026	35,774,198	$295,898	(15,000)	$(75)	$25,855	$(103,908)	$217,770

Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation	-	-	-	-	825	-	825
Stock options exercised (Note 9)	96,303	273	-	-	(133)	-	140
Restricted stock issued (Note 9)	87,858	331	-	-	(331)	-	-
Treasury share purchases	-	-	(89,337)	(657)	-	-	(657)
Retirement of treasury shares	(56,000)	(423)	56,000	423	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	660	-	660
Net income	-	-	-	-	-	8,618	8,618
Balance at June 30, 2025	35,588,470	$295,490	(33,337)	$(234)	$26,401	$(123,264)	$198,393

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2026	2025

Cash flows from operating activities
Net income	$12,497	$8,618
Adjustments for:
Depletion, depreciation and amortization	10,141	7,579
Accretion expense	130	124
Interest expense	2,282	1,336
Income tax expense	4,187	2,917
Amortization of loan acquisition costs	88	75
Unrealized (gain) loss on financial commodity contracts (Note 3)	727	(455)
Stock based compensation (Note 9)	1,293	725
Loss on asset retirement abandonment	-	8
Cash paid for interest	(1,985)	(1,608)
Cash paid for income taxes	-	(495)
Cash paid for asset retirement abandonment	-	(12)
Unrealized foreign exchange gain	-	(3)
Change in non-cash working capital (Note 4)	(1,399)	3,685
Net cash from operating activities	27,961	22,494

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(23,542)	(26,851)
Change in non-cash working capital (Note 4)	508	8,026
Net cash used in investing activities	(23,034)	(18,825)

Cash flows from financing activities
Repayment of loans and borrowings	(13,500)	(6,000)
Proceeds from loans and borrowings	8,500	3,000
Payment of financing costs	(96)	(613)
Purchases of treasury stock	(277)	(657)
Principal paid on lease payments	(789)	(672)
Interest paid on lease payments	(73)	(52)
Proceeds from stock option exercises	146	140
Net cash used in financing activities	(6,089)	(4,854)

Foreign exchange effect on cash and cash equivalents	-	3

Change in cash and cash equivalents	(1,162)	(1,182)
Cash and cash equivalents, beginning of period	2,797	4,314
Cash and cash equivalents, end of period	$1,635	$3,132

See accompanying notes to the unaudited condensed consolidated interim financial statements.

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Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 12, 2026.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2025. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2025.

3.	COMMODITY CONTRACTS

At June 30, 2026 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	July 1, 2026 to September 30, 2026	48,300	$50.25 - $66.75
Oil – WTI Deferred Put	July 1, 2026 to September 30, 2026	13,800	$49.50
Oil – WTI Costless Collars	July 1, 2026 to December 31, 2026	84,000	$61.50 - $91.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	24,000	$52.25 - $69.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	5,100	$52.60 - $70.00
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	14,400	$49.75
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	18,600	$50.50
Oil – WTI Deferred Put	January 1, 2027 to March 31, 2027	36,000	$49.75
Oil – WTI Costless Collars	January 1, 2027 to March 31, 2027	18,000	$57.50 - $80.25
Oil – WTI Costless Collars	January 1, 2027 to September 30, 2027	54,000	$57.00 - $77.50
Oil – WTI Deferred Put	April 1, 2027 to June 30, 2027	36,000	$50.40
Oil – WTI Costless Collars	April 1, 2027 to June 30, 2027	24,000	$64.00 - $87.25
Oil – WTI Costless Collars	July 1, 2027 to September 30, 2027	36,000	$56.00 - $75.50

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Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The estimated fair value results in a $0.1 million net liability as of June 30, 2026 (December 31, 2025: $0.4 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.1 million (December 31, 2025: current asset of $0.4 million).

In July 2026, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)

Oil – WTI Costless Collars	October 1, 2027 to December 31, 2027	54,000	$58.00 - $79.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Realized gain (loss) on financial commodity contracts	$(1,154)	$40	$(1,448)	$40

Unrealized gain (loss) on financial commodity contracts	$2,150	$490	$(727)	$455

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of the following source (use) of cash:

	Six months ended June 30,
	2026	2025

Trade and other receivables	$(1,288)	$6,073
Deposits and prepaid expenses	(159)	72
Trade and other payables	556	5,567
Foreign currency	-	(1)
	$(891)	$11,711

Related to operating activities	$(1,399)	$3,685

Related to investing activities	$508	$8,026

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Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2025	$319,355	$1,447	$320,802
Additions (a)	63,000	22	63,022
Balance at December 31, 2025	$382,355	$1,469	$383,824
Additions (b)	23,770	1	23,771
Balance at June 30, 2026	$406,125	$1,470	$407,595

Accumulated depletion and depreciation
Balance at January 1, 2025	$86,448	$1,392	$87,840
Depletion and depreciation	15,789	23	15,812
Balance at December 31, 2025	$102,237	$1,415	$103,652
Depletion and depreciation	9,308	8	9,316
Balance at June 30, 2026	$111,545	$1,423	$112,968

Net carrying amounts

At December 31, 2025	$280,118	$54	$280,172
At June 30, 2026	$294,580	$47	$294,627

(a)	Includes non-cash additions of $226 from capitalized stock-based compensation and $198 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $140 from capitalized stock-based compensation and $112 from assets related to ARO liabilities.

6.	RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2025	$748
Additions	2,219
Amortization	(1,226)
Balance at December 31, 2025	$1,741
Additions	651
Amortization	(825)
Balance at June 30, 2026	$1,567

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Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Basic earnings per share

Net income	$8,470	$2,853	$12,497	$8,618

Weighted average number of common shares - basic	35,642	35,518	35,561	35,501

Net income per share – basic	$0.24	$0.08	$0.35	$0.24

Diluted earnings per share

Net income	$8,470	$2,853	$12,497	$8,618

Effect of outstanding options and RSUs	615	777	521	831

Weighted average number of common shares - diluted	36,257	36,295	36,082	36,332

Net income per share – diluted	$0.23	$0.08	$0.35	$0.24

8.	LOANS AND BORROWINGS

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is intended to fund the drilling of the Caney wells in the Tishomingo Field. The payments on the credit facility are interest only until the June 2029 maturity.

The borrowing base of the credit facility is $75.0 million and the Company has an available borrowing capacity of $30.5 million at June 30, 2026. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary quarterly debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDAX amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDAX is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts. If a covenant is not met, this would be an event of default and the loan would be repayable on demand.

8

Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company was in compliance with both covenants for the quarter ended June 30, 2026. At June 30, 2026, the Current Ratio of the US Subsidiary was 1.65 to 1.0 and the Maximum Leverage Ratio was 0.88 to 1.0 for the three months ended June 30, 2026.

At June 30, 2026, loans and borrowings of $44.5 million (December 31, 2025: $49.5 million) are presented net of loan acquisition costs of $0.8 million (December 31, 2025: $0.7 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Six months ended June 30,
	2026			2025
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price

Outstanding at January 1	882,621	C$	3.28	1,073,924	C$	2.94
Granted	225,000		8.76	-		-
Exercised	(97,667)		2.08	(96,303)		2.05
Outstanding at June 30	1,009,954	C$	4.61	977,621	C$	3.04

Exercisable at June 30	784,954	C$	3.42	854,891	C$	2.81

Weighted average share price on date of exercise	97,667	C$	8.09	96,303	C$	10.35

The range of exercise prices for the outstanding options is as follows (in Canadian dollars):

	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life (years)

$6.05 to $8.76	225,000	C$	8.76	9.8
$4.90 to $6.04	242,234		5.48	6.9
$1.80 to $4.90	269,523		4.24	7.8
$0.80 to $1.80	273,197		0.80	0.5
	1,009,954	C$	4.61	6.1

9

Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

	Six Months Ended June 30, 2026

Fair value at grant date (per option)	C$	5.83

Volatility (%)		52.5
Forfeiture rate (%)		5%
Option life (years)		10
Risk-free interest rate (%)		3.70
Exercise price	C$	8.76
Share price at grant date	C$	8.76
Expected dividends		0%

The number and weighted average fair value of Restricted Stock Units (RSUs) are as follows (in Canadian dollars):

	Six months ended June 30,
	2026			2025
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	509,959	C$	9.36	232,125	C$	4.53
Granted	464,346		6.68	365,692		11.28
Vested	(302,457)		8.00	(87,858)		4.62
Outstanding at June 30	671,848	C$	8.12	509,959	C$	9.36

The fair value at grant date for the RSUs was the closing share price on the date of grant.

Stock based compensation was recorded as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Expensed	$928	$488	$1,293	$725

Capitalized	$101	$60	$140	$100

10

Notes to the unaudited

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Oil revenue	$25,973	$11,980	$47,817	$30,028
Natural gas revenue	11	809	1,573	2,127
NGL revenue	2,396	1,001	3,654	2,655
	28,380	13,790	53,044	34,810
Royalties	(5,838)	(3,002)	(10,933)	(7,650)
	$22,542	$10,788	$42,111	$27,160

11.	INCOME TAXES

Income tax expense is charged at 24.9% for the three months ended June 30, 2026 and 25.1% for the six months ended June 30, 2026 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month and six-month periods.

12.	CONTINGENT LIABILITIES

From time to time, the Company may be involved in various legal matters. Management believes that as of June 30, 2026, there are no legal matters whose resolution could have a material adverse effect on the unaudited condensed consolidated financial statements.

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